ROCK RESOURCES INC.
(the "Company")

82-4504

02042607

News Release - July 15, 2002

SUPPL

A JOINT VENTURE PARTNER FOR LAKEMOUNT PROJECT

Rock Resources Inc. has entered, subject to regulatory approval, into an option agreement with Western Prospector Group Ltd., whereby Rock Resources may earn a 60 percent joint venture interest in Western Prospector's Lakemount Property located near Wawa, Ontario.

Western Prospector considers the Lakemount Property to be an under-explored precious and base metals system with opportunity for rapid resource definition through drilling within and beyond the known limits of mineralization.

In order to exercise the option, Rock Resources must pay Western Prospector $20,000 (paid) and spend $2.5 million in exploration expenditures prior to June 30, 2005 and issue 500,000 units in the capital of Rock Resources in staged payments, the initial payment being 200,000 units. Each unit consists of one common share of Rock Resources and one 15-month share purchase warrant allowing for the purchase of one additional share of Rock Resources at $1.00 per share for the first 200,000 units, and at market price for each subsequent issuance.

Upon exercise of the option, a joint venture will be formed, with Rock Resources funding 60% and Western Prospector funding 40% of on-going Lakemount exploration expenditures. Non-contribution by either party will result in pro rata dilution of interest to a 2% net smelter return royalty, which royalty will be subject to a buy down right to 1% for $1.5 million in favor of the contributing party.

The road accessible 3,625-hectare Lakemount Property is located approximately ten kilometres east of the town of Wawa. The Lakemount Property has seen historic drilling programs that defined zones of both precious and base metals mineralization. In 1928, prospectors uncovered gold veins that reportedly yielded samples grading 3 to 10 grams/tonne (g/t) gold. In 1942, copper-nickel mineralization was discovered, and by 1957 approximately 23,000 metres of diamond drilling in 146 holes partially defined the open-ended copper-nickel Sunrise Lake deposit. Since 1967, little work has been undertaken on the Sunrise Lake deposit, as attention has been focussed on drilling gold and zinc occurrences elsewhere on the property.

Drilling has defined the open-ended Sunrise deposit along a length of approximately 800 metres and a depth of 243 meters. The ultimate dimensions of the deposit remain to be determined by further drilling. Of the 146 holes drilled, only a few were assayed for Platinum Group Elements ("PGE"). The highlight is drill hole 11, that assayed 1.1% copper, 0.50% nickel, 4.2 g/t palladium, and 1.5 g/t platinum (5.7 g/t PGM) over 17.4 metres. The Sunrise ultramafic intrusive, measuring approximately 2000 by 600 metres, also hosts additional PGE prospects that warrant immediate exploration.

As well as precious and base metals potential, there is also a possibility of making a diamond discovery at Lakemount. This added "blue sky" recently emerged when it was found that the western portion of the property covers the intersection of two major deep-seated structures that host the Wawa diamond discoveries. These discoveries, located north of the Lakemount Property, are seeing active exploration by the Band-Ore/Kennecott joint venture, Pele Mountain and others. Preliminary exploration at Lakemount has identified a kimberlite dyke that will be sampled for its diamond-bearing potential.

Rock Resources are planning a first phase exploration program that will include verification drilling in the vicinity of drill hole 11 at the Sunrise Lake deposit and diamond exploration.

On behalf of the Board of Directors:

"Graeme Rowland"

Graeme Rowland, Chairman

TSX VENTURE: RCK
Suite #2120 – 1055 West Hastings Street, Vancouver, BC V6E 2E9
Tel: (604) 688-3304 - Fax: (604) 682-6038 - Toll-Free: 1-888-ROCK-RES (762-5737)
E-mail: info@rockresources..com - Web Site: www.rockresources.com